 Ex. 99.28(d)(25)(vi)

Amendment

to Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

And GQG Partners LLC

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), and GQG Partners LLC, a Delaware limited liability company and registered investment adviser (the “Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser (the “Parties”) entered into a Sub-Advisory Agreement effective as of the 13th day of September, 2021 wherein the September 25, 2017 Agreement, as amended, was incorporated by reference (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios (each, a “Fund”) of JNL Series Trust (the “Trust”), as listed on Schedule A to the Agreement.

Whereas, pursuant to the Agreement, the Adviser agreed to pay sub-advisory fees as set forth on Schedule B to the Agreement to the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser, and the Sub-Adviser agreed to accept such sub-advisory fees as full compensation under the Agreement for such services and expenses.

Whereas, the Board of Trustees of the Trust approved the JNL Multi-Manager U.S. Select Equity Fund as a new Fund of the Trust and approved the appointment of the Sub-Adviser to manage a portion of assets of the JNL Multi-Manager U.S. Select Equity Fund, each effective November 15, 2022.

Whereas, the Parties have agreed to amend the Agreement to add the JNL Multi-Manager U.S. Select Equity Fund and its fees (for the portion of assets managed by Sub-Adviser), effective November 15, 2022.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1)	Schedule A to the Agreement is hereby deleted and replaced in its entirety with Schedule A dated November 15, 2022, attached hereto.

2)	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated November 15, 2022, attached hereto.

3)	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

4)	Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment, upon the terms and conditions hereof, and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

5)	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective November 15, 2022.

Jackson National Asset Management, LLC		GQG Partners LLC

By:	/s/ Emily J. Bennett	By:	/s/ Tim Carver
Name:	Emily J. Bennett	Name:	Tim Carver
Title:	AVP and Deputy General Counsel	Title:	CEO

		By:	/s/ Frederick H. Sherley
		Name:	Frederick H. Sherley
		Title:	General Counsel and Secretary

Schedule A

Dated November 15, 2022

Funds
JNL Multi Manager U.S. Select Equity Fund
JNL/GQG Emerging Markets Equity Fund

A-1

Schedule B

Dated November 15, 2022

(Compensation)

JNL Multi Manager U.S. Select Equity Fund
Average Daily Net Assets*	Annual Rate
[Fees Omitted]

* For the portion of the Average Daily Net Assets managed by GQG Partners LLC.

JNL/GQG Emerging Markets Equity Fund
Average Daily Net Assets	Annual Rate
$0 to $250 Million	0.75%
$250 Million to $500 Million	0.65%
Over $500 Million	0.60%

B-1